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SECURITI 14040718 MISSION

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SEC FILE NUMBER
8-65620

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlas One Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Boulevard, Suite 1860
(No. and Street)

Miami (City) — Florida (State) — 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge Kalb — (305) 960-1902
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) — Miami (City) — Florida (State) — 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jorge Kalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas One Financial Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MARCO MENDEZ
Notary Public - State of Florida
My Comm. Expires May 16, 2018
Commission # FF 085590

(Notary Public)

(Signature)

Managing Partner
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

Atlas One Financial Group, LLC

Statement of Financial Condition

December 31, 2013

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Atlas One Financial Group, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Atlas One Financial Group, LLC as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlas One Financial Group, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

February 26, 2014
Miami, Florida

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

ATLAS ONE FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 3)	$	560,489
RECEIVABLE FROM BROKER (NOTE 3)		279,075
DEPOSIT AT BROKER (NOTE 3)		2,150
OTHER ASSETS		74,077
	$	915,791
LIABILITIES AND MEMBER'S EQUITY		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (NOTE 4)	$	359,364
COMMITMENTS AND CONTINGENCIES (NOTE 5)		
MEMBER'S EQUITY		556,427
	$	915,791

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Atlas One Financial Group, LLC (the Company), a wholly owned subsidiary of Atlas Wealth Holdings Corporation (the Member), was organized in July 2002 and on April 29, 2003 received authorization from the Financial Industry Regulatory Authority (FINRA), to operate as a registered broker-dealer. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Employee Advances

Advances to employees are unsecured and do not bear interest. These advances are to be repaid through reductions to the employees' future compensation. In the event the employee is no longer employed, the advance becomes due on demand. The carrying amount of these advances may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee advance balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recognized on an accrual basis.

Income Taxes

The Company is a single member limited liability company, which is a disregarded entity for federal income tax purposes. The Company's Member is responsible for the payment of income taxes. The Company is charged for its allocable portion of income taxes by the Member which is computed on a separate return basis. As of December 31, 2013, the Company has net operating loss carryforwards for income tax purposes of approximately $4,543,000 available for application against future related party income tax charges. Net operating loss carryforwards start expiring in 2030.

The Company records deferred taxes based on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $436,188 which exceeded requirements by $336,188. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.38 to 1 at December 31, 2013.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Operations

The Company's primary clearing and depository operations are provided by an entity whose principal office is in New York, NY. The Company also has a clearing agreement with one other entity. At December 31, 2013, approximately $70,000 of cash and cash equivalents, the receivable from broker and the deposit at broker as reflected in the accompanying statement of financial condition, are due from and held by these brokers.

An entity related by common ownership to the Company entered into a collateral account agreement with one of the Company's clearing brokers. The agreement calls for, amongst other things, that funds must be available to the clearing broker to serve as a guarantee for certain of the Company's transactions with the broker. At December 31, 2013, the broker held approximately $4,000,000 of the related entity's funds in deposit at the broker. In addition, the Company has an agreement with this broker that expires in January 2015 and shall automatically renew for successive one year terms thereafter until terminated as provided for in the agreement.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 3. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from its Member. In this regard, the Member incurs operating expenses and provides facilities for the Company in consideration of a management fee. At December 31, 2013 management fees of $50,000 were unpaid. This amount is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

In May 2009, the Company leased office facilities under a non-cancelable operating lease, expiring May 2015. Monthly payments, including sales tax, are $12,539. The operating lease also requires the Company to pay for real estate taxes and common area and maintenance charges.

NOTE 5. COMMITMENTS AND CONTINGENCIES (Continued)

Lease Commitments (continued)

The approximate future minimum rentals under this lease for the years subsequent to December 31, 2013 are as follows:

2014	$	153,000
2015		65,000
	$	218,000

Settlements and Awards

During 2013, the Company resolved three matters. One was with a former clearing agent, another with a former employee dealing with contractual matters and one with a former client.

Litigation Matters

The Company has one pending legal proceeding arising in the ordinary course of business. This matter, filed by a former private banking client, alleges that the Company breached its fiduciary duties and negligently managed the claimants' accounts through unsuitable investments. The claimant is seeking alleged damages, plus interest, costs and punitive damages. The Company denies these allegations and intends to vigorously contest this claim. The Company maintains insurance covering this matter and has notified its insurance carriers. In the opinion of management, based on a review with legal counsel, the ultimate outcome, as well as the extent of the Company's liability, if any, cannot be determined.

Regulatory Matters

During the normal course of operations, the Company, from time to time, may be involved in regulatory proceedings. At December 31, 2013, the Company had ongoing examinations by FINRA. FINRA has provided the Company with examination findings and the Company has responded to these findings. FINRA referred certain findings to its enforcement department relating to compliance with Trade Reporting and Compliance Engine (TRACE) transactions. FINRA's enforcement department advised the Company that it intended to bring disciplinary proceedings against the Company for these transactions. The Company disputes the proposed charges and does not believe disciplinary actions are warranted. At December 31, 2013, the Company estimates its liability relating to this matter to be between $10,000 and $20,000. Additionally, during 2013, the Company entered into a letter of Acceptance, Waiver, & Consent (AWC) upon the conclusion of a 2011 FINRA examination.

SEE BEYOND THE NUMBERS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

www.kaufmanrossin.com